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                                   TERM SHEET

     1. An Amendment No. 6 to the Forbearance Agreement will be executed by the parties by September 6, 1996, providing for the following:

          a. The Forbearance Period (as defined in the Existing Forbearance Agreement) will be extended from September 3, 1996 to September 30, 1996.

          b. The Maximum Loan Amount (as defined in the Existing Forbearance Agreement) will be reduced from $2,950,000 to $2,200,000.

     2. On or prior to September 30, 1996, a group of investors to be selected by Joseph M. Lobozzo II (the "Lobozzo Group") will purchase from NCFC a portion of the existing Loan represented by the NCFC Credit Agreement in an amount calculated as the amount of that Loan on the Closing Date less $750,000. The $750,000 portion of the Loan will remain with NCFC and will be evidenced by an Amended and Restated Five Year Note (the "NCFC Note"). In addition, the remaining NCFC Facility will contain the following terms:

          a. The NCFC Note will be in the face amount of $750,000 and will bear interest at an annual rate of prime plus one percent (1%) payable monthly.

          b. The occurrence of any one or more of the following shall constitute an "Event of Default" under the NCFC Loan Documents:

               (1) DCI shall fail to make any payment of interest as and when due under the NCFC Note; provided, however, that DCI and Lobozzo shall have forty-five days prior written notice from NCFC to cure any Event of Default related to the failure to pay interest;

               (2) DCI shall fail to make any other payment (whether upon maturity, acceleration, or otherwise) as and when due under the NCFC Note;

               (3) DCI shall fail to provide its inventory certification on or before the fifth Business Day in any month or shall fail to maintain the prescribed ratio of spare parts inventory to outstanding principal balance; provided however, that DCI and Lobozzo shall have forty-five days following the failure to provide an inventory certificate or the determination of any deficiency in the spare parts inventory ratio, and a minimum of twenty five days prior written notice of such deficiency from NCFC, to cure such deficiency by either purchasing additional spare parts inventory or pledging to NCFC cash collateral;

               (4) Lobozzo or the Lobozzo Group, as the case may be, shall declare an Event of Default under the Lobozzo Loan Documents; and

               (5) additional standard Events of Default shall be included in final documentation.


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          c. Unless accelerated earlier upon the occurrence of an Event of
Default, the NCFC Note will require payment of interest only during its term with the full $750,000 principal, unpaid interest, and other costs and charges due and payable upon maturity (whether by acceleration or otherwise) of the NCFC Note.

          d. Amounts due under the NCFC Facility (including principal, interest, Quarterly Premium Payments, fees, and costs) shall be secured by all spare parts inventory of DCI and its subsidiaries.

          e. DCI will maintain a ratio of spare parts inventory (valued in accordance with GAAP) to outstanding principal under the NCFC Loan of not less than 2.5 to 1.0 reportable by monthly certificate within 5 business days of the close of each month for the immediately preceding month ended.

          f. In consideration of NCFC's entering into the NCFC Loan transaction and continuing to extend credit to DCI, NCFC shall receive from Joseph Lobozzo an assignment of a portion of the warrant which he has received from DCI which entitles Lobozzo to purchase up to 11,440,475 common shares of DCI (the "1995 Warrant"), which assignment will enable NCFC to acquire for ten dollars ($10.00), up to seventeen and one-half percent (17.5%) of the common shares of DCI on a fully diluted basis, as hereinafter defined (the "NCFC Warrant"), if the NCFC Loan is not repaid in full prior to the earlier to occur of: (i) the occurrence of an Event of Default (which is not cured upon the expiration of any applicable cure period) under the NCFC Note; or (ii) the first day of the thirty-seventh month after the date of issuance of the NCFC Note. The NCFC Warrant will not be exercisable until the earlier to occur of: (i) the occurrence of an Event of Default (which is not cured upon the expiration of any applicable cure period) under the NCFC Note; or (ii) the first day of the thirty-seventh month after the date of issuance of the NCFC Note.

               (1) The term "fully diluted basis" as used in this Term Sheet means, during the earlier to occur of the period of time that the NCFC Warrant remains unexercised , or the date that the NCFC Loan is paid in full that NCFC shall be entitled to receive seventeen and one-half percent of all issued and outstanding common shares or shares reserved for issuance pursuant to any existing option or warrant of the currently authorized 20,000,000 common shares of DCI.

               (2) In addition to the NCFC Warrant, DCI covenants and agrees with NCFC that, in the event the DCI Certificate of Incorporation is ever amended or restated by a vote of the DCI shareholders to increase the authorized common shares over the existing 20,000,000 common shares and, as a result of such amendment or restatement, the Board of Directors of DCI issues common shares, options or warrants for actions taken after the date of this Term Sheet, then: (i) if any such issuance is to Lobozzo, JML Optical Industries ("JML"), or the Lobozzo Group, DCI agrees to issue to NCFC, without any cost to NCFC, common shares, warrants or options equal to seventeen and one-half percent (17.5%) of the amount of common shares, options or warrants issued to Lobozzo, JML or the Lobozzo Group pursuant to this Section 2(f)(3)(i); or (ii) if any such issuance is to persons ("Independent Third


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               (3) Parties") other than Lobozzo, JML or the Lobozzo Group, DCI agrees to permit NCFC to purchase any such common shares, options or warrants at the same time and for the same consideration as are paid to DCI for the issuance of any such common shares, options or warrants to any Independent Third Parties pursuant to this Section 2(f)(3)(ii).

               (4) All rights to NCFC to receive any common shares, warrants or options pursuant to this Section 2(f), including but not limited to, the NCFC Warrants are referred to as the "NCFC Equity Acquisition Rights."

               (5) All documents representing any NCFC Equity Acquisition Rights shall contain standard provisions providing for adjustments in the amount of common shares issuable pursuant to such NCFC Equity Acquisition Rights in the event of the occurrence of such matters as stock splits, reverse stock splits, or recapitalizations of DCI.

               (6) NCFC acknowledges and agrees that the acquisition of NCFC Equity Acquisition Rights is subject to revision, or possibly return, in the event that there are partial prepayments on the NCFC Loan as provided for in
Section 2(k) or in the event of payment in full of the NCFC Loan.

               (7) In addition to those NCFC Equity Acquisition Rights set forth above, in the event that DCI raises capital in any offering of additional equity, DCI shall immediately apply fifty percent (50%) of the proceeds of such additional equity to the NCFC Loan.

          g. During the first twelve months after issuance of the NCFC Note, DCI may prepay the NCFC Note at any time without premium or penalty.

          h. During the period from the commencement of the thirteenth month through the end of the thirty-sixth month, DCI may prepay the NCFC Note provided, however, that any such prepayment shall be accompanied by a premium of $25,000 per quarter ("Quarterly Premium Payments"), which shall accrue as of the first day of each quarter beginning on month 13 but shall not exceed a maximum of $200,000.

          i. NCFC shall not be entitled to exercise the Warrant until the earlier to occur of: (i) the first day of the thirty seventh month; or (ii) the date on which one or more Events of Default (which is/are not cured upon the expiration of any applicable cure period) shall have occurred under the NCFC Note (as the case may be, the "Warrant Exercise Date").

          j. If the NCFC Note remains unpaid as of the Warrant Exercise Date, then at any time after the Warrant Exercise Date, NCFC may exercise the Warrant without restriction and the call feature of the Warrant will be cancelled.

          k. If a portion of the NCFC Note, but not the entire NCFC Note, is paid as of the date any Quarterly Premium Payment accrues (the "QPP Reduction Ratio Date") or on the Warrant Exercise Date (the "Warrant Reduction Ratio Date"), then:


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     (A) in the case of Quarterly Premium Payments, the Quarterly Premium
Payment accruing as of any QPP Reduction Ratio Date will be reduced by the proportion that all prepayments made to the NCFC Note as of that QPP Reduction Ratio Date (the "QPP Prepayment Total") bears to the original $750,000 principal amount of the NCFC Loan. The ratio of the QPP Prepayment Total to the original $750,000 principal amount of the NCFC Loan shall be referred to as the "QPP Reduction Ratio"; and

     (B) in the case of the exercise of NCFC Warrant rights, the amount of common shares to be issued under the NCFC Warrant will be reduced by multiplying: (i) the number of common shares equal to seventeen and one-half percent (17.5%) of the common shares of DCI on a fully diluted basis as of any NCFC Warrant Exercise Date; by (ii) the QPP Reduction Ratio.

     (C) In the event that any NCFC Equity Acquisition Right ever occurs in addition to the NCFC Warrant, the parties acknowledge and agree that the formula providing for the reduction of the amount of common shares to which the NCFC Warrant shall be applicable pursuant to Sections 2(k)(A) and 2(k)(B), shall be equally applicable, at the same times, to all such other types of NCFC Equity Acquisition Rights as may ever be issued to NCFC by Lobozzo, by JML or by DCI.

          l. In consideration of its unconditional right to exercise the Warrant on or after the first day of the thirty seventh month, NCFC shall be deemed to have waived its right to collect any accrued Quarterly Premium Payments as of the first day of the thirty seventh month.

          m. DCI will provide NCFC with unaudited consolidated quarterly financial statements within 60 days of the close of each fiscal quarter of DCI.

          n. DCI will provide NCFC with audited annual consolidated financial statements on the earlier to occur of: (i) the date on which DCI files its annual 10K report; or (ii) the 120th day following the close of DCI's fiscal year.

          o. The NCFC Loan Note and the other documents evidencing the NCFC facility shall contain standard representations, warranties, default and remedy provisions, and miscellaneous terms as are customary for commercial lending transactions. All such documentation shall be in form and substance reasonably satisfactory to NCFC, DCI, Joseph Lobozzo, and their respective counsel.

          p. At closing on the NCFC Note transaction, Lobozzo agrees to use his best efforts to deliver an opinion of his counsel in form and substance reasonably satisfactory to NCFC and its counsel, which shall include, without limitation, an unqualified opinion to the effect that the assignment by Lobozzo of a portion of his interest in the 1995 Warrant is enforceable in accordance with applicable law. In the event that Lobozzo is unable to deliver such opinion, NCFC may, in its sole and absolute discretion, either: (i) conduct its own analysis of the foregoing and elect, based upon such analysis, to proceed or not proceed with the proposed restructuring set

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          q. forth in this Term Sheet; or (ii) refuse to proceed in the consummation of the proposed restructuring set forth in this term sheet.

     3. The purchase by the Lobozzo Group will be required to be made in such a manner that the NCFC perfected security interest in the assets of DCI and its subsidiaries (exclusive of spare parts inventory) is transferred to the Lobozzo Group as of the date that such security interest was originally perfected by NCFC and so that NCFC will retain its first-priority perfected security interests in DCI's spare parts inventory.

     4. DCI agrees to pay the NCFC legal fees relating to Amendment No. 6 to the Forbearance Agreement. Such fees will not exceed the legal fees relating to Amendment No. 5.

     5. With respect to all other matters set forth in this Term Sheet, each party agrees to pay its own legal expenses and costs, provided, however, that DCI shall reimburse NCFC at closing for the first $4,000 of legal fees and costs accrued by NCFC for legal expenses associated with such transactions.

     6. By signing this Term Sheet, each of the parties acknowledges that they have negotiated the terms set forth herein in good faith intending to be bound thereby, subject to execution of definitive agreements containing those terms and reasonably satisfactory to all parties and their respective counsel.

ACCEPTED AND AGREED TO                      DELTA COMPUTEC, INC.
AS OF THIS ____ DAY OF
SEPTEMBER, 1996.                            By:__________________________
                                               John DeVito, President

                                            NATIONAL CANADA FINANCE CORP.

                                            By:___________________________
                                               E. Lynn Forgosh, Group V.P.

                                            _______________________________
                                            Joseph M. Lobozzo II
                                            On behalf of himself and a group to
                                            be formed

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